November 10, 2003

To:	Andrew W. Dorn, Jr.
President, Great Lakes Bancorp, Inc.

From:	Arnold G. Danielson, Chairman
Danielson Associates Inc.

Subject:	Great Lakes Bancorp Valuation

Introduction

                Set forth herein is Danielson Associates Inc.'s ("Danielson") independent appraisal of the "fair" market value as of November 4, 2003 of the common stock of Great Lakes Bancorp, Inc. ("Great Lakes" or the "Bank") in Buffalo, New York. "Fair" value is defined as the price at which the shares of Great Lakes' common stock would change hands between a willing seller and a willing buyer with each having a reasonable knowledge of the relevant facts.

                In preparing this opinion, Great Lakes' financial condition, performance and markets have been analyzed and compared with three groups of banks whose stocks trade on a national exchange, over-the counter through market-makers or do one or the other and have low capital. The banks in the first two groups are similar in structure to Great Lakes while the third group, the low capital group, is similar only in that they are thrifts with a capital-to-assets ratio under 6%.

                This opinion is based partly on data supplied to us by Great Lakes, and it relies on some public information, all of which is believed to be reliable, but the accuracy or completeness of such information cannot be guaranteed. In particular, this opinion assumes that there are no significant loan problems beyond what has been stated in the most recent reports to the regulatory agencies.

                In determining the "fair" value of Great Lakes' common stock, primary emphasis has been given to the stock prices of the comparable banks and how Great Lakes differs from them. Based on these comparisons and an analysis of Great Lakes' financial performance and condition, market, future prospects, stock liquidity and unique characteristics, if any, it has been determined that a price between $18.5 and $20.4 million, or $8.99 and $9.84 per share, is the "fair" market value of Great Lakes with the midpoint being $19.4 million, or $9.41 per share.

Description

                Great Lakes is the newly formed holding company for Greater Buffalo Savings Bank, a savings bank that commenced operating in 1999 with a single location in downtown Buffalo. Today it has six branches, three in Buffalo and three in the nearby suburbs of West Seneca, North Tonawanda and Snyder. There are plans to open three more branches in the towns of Tonawanda, Cheektowaga and East Amherst. The holding company is regulated by the Federal Reserve Bank, and the Bank is regulated by the Federal Deposit Insurance Corporation, which also insures its deposits.

                The Bank offers a wide range of financial services through its six banking offices. These services include checking, savings and time deposits; residential and commercial mortgages; commercial and consumer loans and safe deposit boxes. The Bank also invests deposits and borrowed money in a variety of investment securities.

                As of September 30, 2003, Great Lakes had assets of $344 million, loans of $199 million and equity capital of $18.1 million. In the first three quarters of 2003, it had annualized net income of about $1.3 million, and the 2003's third quarter net income if annualized was $1.5 million.

Market

                The market served by Great Lakes, the greater Buffalo area, is a mature market with poor growth dynamics, but it is a large market with a lot of banking opportunity. In 2003, this area, which is defined to include all of Erie County plus North Tonawanda, had 13 banks, five thrifts and numerous credit unions competing for deposits of slightly more than $20 billion (see Table 1).

                Historically, the market has been dominated by HSBC, the British-owned successor to Marine Midland, and M&T. While they have lost some deposit share in recent years, they still account for about 60% of the area's deposits. Five other large banks - KeyCorp, Charter One, a thrift that is converting to a bank charter, Fleet, J. P. Morgan Chase and Citigroup - held another 26% on June 30, 2003. Thus, about 86% of the local banking market is held by large banks that are getting even bigger with the announced acquisition of Fleet by Bank of America.

                In less than four years, Great Lakes has become just one of three local banking organizations to have more than a 1% deposit share, and it has by far the best momentum of any bank or thrift in the market. Its $275 million deposits as June 30, 2003 were accumulated in less than four years, and this was a $127 million increase over June 30, 2002. Among local banks, only First Niagara has a bigger share, and it has been around since 1870.

                Despite the slow growth of the market, and the big banks, in general, not losing customers the way they were a few years ago, the potential for continued strong growth for the Bank is good. M&T, which once was number one in the market, is a big bank that continues to lose share; the Fleet transition to Bank of America should have the usual merger disruptions; and it is likely First Niagara will follow the lead of most recently converted stock thrifts and sell within the next three years.

Financial Performance

                The Bank has grown rapidly since opening in November of 1999. Assets reached $100 million in 2001, which was only its second full year of operation. By the end of 2002, it had assets of $225 million and as of September 30, 2003, they were $344 million (see Table 2).

                In its third full year of operation, Great Lakes earned almost $900,000, and in 2003, it is on a pace to earn between $1.2 and $1.3 million. This is a relatively low return on assets and equity, but it is consistent with the Bank's strategy of franchise building and maximizing shareholder value. Despite high initial starting costs, it is anticipated that the Bank will have positive retained earnings by the end of the first quarter in 2004.

                The rapid growth has been totally based on locally-generated deposits. As of September 30, 2003, the bank had deposits of $306 million and only $19 million in borrowings (see Table 2). Less than 20% of the deposits are CDs (see Table 3).

                Loan growth has not kept pace with the deposit growth, but at the end of the 2003 third quarter, loans were a respectable 58% of assets. The lending emphasis has been on home mortgages, which accounted for about 78% of loans as of September 30, 2003 (see Table 4).

                As a new bank with strong deposit growth, most of the revenues come from the spread between the funds costs and loans and investments. Only about 6% of revenues come from fees (see Table 5).

                As would be expected from a Bank growing rapidly with an orientation toward home mortgages in a low interest rate environment, margins are narrow and likely to stay that way in at least the near future. Net interest income as a percent of average assets has generally been in the vicinity of 2.60% of average assets (see Table 6).

                One problem with rapid growth and modest returns on assets is that it puts a strain on capital, and Great Lakes needs additional capital to keep growing. As of September 30, 2003, capital was a little over 5% of assets (see Table 7).

                What do these numbers say about Great Lakes? They describe a new thrift that is off to a spectacular start in making itself one of the leading local banking alternatives in the greater Buffalo area, and, in so doing, producing a good return for investors. In fact, when measured against all independent thrifts established in 1998, 1999 and 2000 it ranks number one in total assets (see Tables 9 to 11). It, however, needs more capital to continue its franchise and value building strategy.

Comparisons with Similar Thrifts

                There are numerous methodologies used in valuing a common stock including a) comparisons with similar publicly-traded companies, b) returns on investment under certain growth and earnings assumptions - i.e., discounted dividends and c) liquidation value. The preferred method is comparisons with similar, publicly-listed banks, and this method is the primary determinant of the "fair" value of Great Lakes' stock. Investment calculations based on a dividend discount analysis are not meaningful in this case because of the lack of earnings history, and liquidation value has not been used since it is not applicable to a going concern.

                The first comparative group consists of twenty-nine thrifts that trade on national exchanges ("national thrifts" or "national group") and includes thrifts from across the nation with assets between $200 and $500 million that have noninterest income under 2% of average assets, ten or less branches and less than one hundred employees. The limits on noninterest income, branches and employees eliminates thrifts that have large mortgage operations or other lines of businesses (see Table 11).

                The second group includes eleven thrifts that trade over-the-counter through market makers and publicly list their prices ("OTC thrifts" or "OTC group"). The OTC group includes thrifts with assets between $150 and $500 million with the same restrictions on noninterest income, branches and employees as the national group (see Table 14).

                The third group consists of ten thrifts that have capital as a percent of assets under 6% ("low capital thrifts" or "low capital group"), which is similar to the low capital ratio of Great Lakes. In order to have a large enough group for comparative purposes the asset size was increased to $2 billion with no low end and there were no other restrictions (see Table 17).

                Great Lakes' financial performance was below that of the national thrifts but the Bank still outperformed many of the thrifts when measured by returns on equity. Median returns on assets and equity for the national thrifts were .83% and 9.09%, respectively, and .47% and 8.24%, respectively, for Great Lakes. Individually, Great Lakes' return on equity of 8.24% was greater than the returns for thirteen of the twenty-nine thrifts in the national group (see Table 12).

                On the balance sheet side, Great Lakes had similar asset size, but lower capital as a percent of assets and better asset quality. The national group had median assets of $307 million and equity-to-assets of 8.98%. Greater Buffalo had assets of $344 million and a much lower equity-to-assets of 5.27%, which was lower than the equity-to-assets of all twenty-nine thrifts in the national group. NPAs when measured as a percent of assets was higher for the national group with a median of .59% of assets versus .10% for the Bank, though neither ratio is a real concern.

                The stock prices for twenty-two of the twenty-nine national thrifts ranged from 12.3 to 17.5 times earnings, and the group had a median price of 14.5 times earnings. The median price as a percent of book was 134% (see Table 13).

Comparable Stock and Financial Performance*
		Equity/	NPAs/	Return on Average
	Assets	Assets	Assets	Assets	Equity
	(in mill.)

National exchange thrifts	$307	8.98%	.59%	.83%	9.09%

OTC thrifts	219	9.40	.95	.70	9.39
Low capital thrifts	806	5.57	.37	.60	10.66

Great Lakes	$344	5.27%	.10%	.47%	8.24%

			Average
	Price		Shares	Number
	Times	Percent	Traded	In
	Earnings	of Book	LTM	Sample

National exchange thrifts	14.5X	134%	1,769	29
OTC thrifts	15.9	120	329	11
Low capital thrifts	18.8	170	5,481	10

*November 4, 2003 stock price and financial data for most recent period available.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

                The OTC group's financial performance medians were similar to the national group. They had returns on assets and equity of .70% and 9.39%, respectively (see Table 15).

                Asset quality for the OTC group was lower than that of Great Lakes with a median of .95% of assets not performing compared to .10% of assets for the Bank. Though the median NPAs-to-assets of the OTC thrifts is much higher than that of the Bank, it is still not at a level to raise serious concern.

                All of the OTC thrifts traded between 10.6 to 25.3 times earnings as of as of November 4, 2003 with eight of the eleven trading between 12.5 and 17.3 times earnings. The overall OTC thrift median at 15.9 times earnings was moderately higher than that of the national thrifts. The median price as a percent of book at 120%, though, was lower (see Table 16).

                Although the financial performances of both the national and OTC thrift groups were above that of Great Lakes, they are similar enough to be usable, but on the balance sheet side the difference in the capital-to-asset ratio suggests that a third group of thrifts with a low capital-to-asset ratio be included as an additional benchmark. In gathering this group, it was necessary to go up to $2 billion in assets and not restrict the noninterest income, the number of branches or the number of employees, to get a sufficient universe.

                The low capital thrifts were almost all much larger than Great Lakes but the median equity-to-assets was similar as was their performance. The median equity-to-assets of the low capital group was 5.57% compared to 5.27% for Great Lakes. Returns on assets were similar with a median of .60% for the low capital group and .47% for Great Lakes. Return on equity for the low capital group was higher with a median of 10.66% versus 8.24% for Great Lakes, but the Bank outperformed four of the ten thrifts in the low capital group when measured by return on equity. (see Table 18).

                The pricing ratios of the low capital group varied widely with a low of 7.4 times earnings to a high of 30.6 times earnings. The median of 18.8 times earnings was much higher than that of the national and OTC groups. Price-to-book also varied widely with a low of 105% and a high of 329%. The median price-to-book was 170%, well above the other two groups but expected based on the low capital position.

                The performance and pricing medians of the low capital banks when viewed in the context of the national and OTC banks suggests that the normal range of stock prices for small thrifts is 14.5 to 16 times earnings. The book value range is much wider with the national banks and the OTC banks having median price to book of 134% and 120%, respectively, and the low capital banks with a much higher median of 170% of book. This reflects the impact of varying returns on equity.

                Earnings though, rather than book value, are the primary determinate of stock value if earnings are normal, or can be normalized. Great Lakes with its returns on equity moving into the 8% to 10% of average assets range has normal earnings, and it can be valued on such a basis.

                Based on the pricing of the three comparable groups the unadjusted value range of the common stock of small thrifts as of November 4, 2003 was in the 14.5 to 16 times earnings range. This pricing is high relative to small-to-medium sized thrift pricing in most recent years, but over the past 18 months, there has been a movement of money out of the large cap banks and into the stocks of small-to-medium sized banks and thrifts. The 14.5 to 16 times earnings also is consistent with other small-to-medium sized bank and thrift valuations we have done recently.

Market Value Adjustments

                In order to determine the "fair" price for the shares of Great Lakes' common stock, it is necessary to consider how it differs from the comparable banks and make the adjustments reflecting the differences. These adjustments should consider such items as earnings, capital, growth momentum, market, deposit mix, asset mix and quality, liquidity of shares as well as any unique circumstances. Background information on most of these items appears in the preceding section or in the tables at the end of the report.

                Earnings are the primary determinant of investment value and have been used to determine the value of Great Lakes' common stock, but relationships based on earnings also have to consider sustainability. Great Lakes' earnings trend and overall financial condition make it likely that the Bank's present level of earnings can be maintained and normal increases produced. Since earnings were used to determine Great Lakes' stock value, and that its earnings are considered a good guide to future earnings, there is no adjustment needed for earnings.

                Capital, however, is another subject. Existing capital is not adequate to support additional growth, and raising capital on an open market is usually done at a discount. Thus, capital is a reason for a downward value adjustment.

                Great Lakes' growth has been high and reflects the combination of a big market and good management. Rapid growth also is expected to continue, but may not match recent growth rates because of greatly increased size - i.e., year-to-year increases similar to recent years would be a lower percentage of its bigger base - and an uncertain economy. Thus, growth also is not a reason for a value adjustment.

                The Bank's deposit mix is excellent and contributes to its good earnings. Since earnings are used to determine the "fair" value, its deposits are not a reason for a value adjustment.

                Asset quality is very good but not so much better than the comparable thrifts. Thus, no adjustment for asset quality is necessary.

                There is virtually no liquidity in the Bank's common stock with shares rarely changing hands, although many of the thrifts in all three groups also trade sporadically they still have some liquidity. Therefore, stock liquidity, is a reason for a downward value adjustment.

                When the various components of Great Lakes' valuation are considered, downward valuation adjustments are necessary for capital and liquidity. There are no unique circumstances not discussed above to be considered.

Discounted Dividends

                Another method of determining investment value is discounted dividends, which discounts dividends to shareholders on the theoretical basis that it is cash put in the hands of shareholders that really counts. This assumes that the excess earnings are returned to shareholders for a set period of time and then are sold at market value. The discounted dividends method was not used to value Great Lakes as there is not enough of earnings history to make reliable calculations.

Recent Stock Sales

                Another value indicator can be stock sales. Shares of Great Lakes rarely trade and those few trades that have been made were done at approximately $8.25. Little weighting is placed on the value of these trades as the occur so infrequently and the financial situation of the bank has changed, in a positive direction, in the last few quarters.

Valuation

                It is our opinion that the unadjusted "fair" value range of Great Lakes' common stock is the 14.5 and 16 times earnings that is typical of small thrifts. These multiples create a "fair" value range for Great Lakes of $21.8 to $24.0 million, or $10.43 to $11.42 per share. This also equates to 120% to 133% of the Bank's book value (see Table 20).

                After adjusting the value downward 15% for capital needs and illiquidity of stock, the "fair" value range of Great Lakes' common stock is $18.5 to $20.4 million, or $8.99 to $9.84 per share with the midpoint being $19.4 million of $9.41 per share. This equates to 102% to 113% of the Bank's book value with the midpoint being 107%.

Table 1

Deposit Share
 Erie County and North Tonawanda

	June 30,
	Deposits	Market Share					No. of
	2003	2003	2002	2001	2000	1998	Branches

HSBC	$7,151	35.2%	33.7%	34.5%	26.7%	25.8%	50
M&T	5,051	24.9	30.1	25.8	34.2	38.7	55
KeyCorp	1,774	8.7	8.4	10.7	11.7	11.5	31
Charter One	1,220	6.0	5.6	5.7	5.4	5.3	25
Bank of America*	1,164	5.7	5.0	6.2	6.0	5.8	29
First Niagara	790	3.9	3.6	3.9	4.0	3.0	14
J.P. Morgan Chase	711	3.5	3.5	2.5	1.2	-	1
Citigroup	422	2.1	2.0	2.6	2.8	3.0	8
Great Lakes	275	1.4	.7	.4	.1	-	6
Evans Bancorp	248	1.2	.9	1.0	1.0	.8	7
Alden State	155.8		.7	.9	.9	.8	2
Northwest (MHC)	141.7		.4	.1	-	-	2
Bank of Akron	124.6		.6	.6	.7	.6	3
Financial Institutions	76.4		.2	-	-	-	2
Holland Bancorp	43.2		.2	.2	.2	.2	1
Comm. Bank System	25.1		.1	.2	.1	.1	1
C.C. Bancorp	15.1		.1	.1	.1	-	1
Lake Shore Savings	12.1		-	-	-	-	1
Credit Unions	887**	4.4	4.2	4.6	4.9	4.4	93
Total	$20,284	100.0%	100.0%	100.0%	100.0%	100.0%	332

  *The numbers are for Fleet.
**Estimated.

Source: SNL Financial, Charlottesville, Virginia.

Table 2

Great Lakes
Financial History

				Percent of Assets		Return
			Net		Net	on Avg.
	Assets	Equity	Income	Equity	Income	Equity
	(In millions)		(In thous.)

2003*
3rd Qtr.	$344	$18.1	$1,495	5.27%	.47%	8.24%
2nd Qtr.**	294	18.3	1,764	6.24	.64	9.77
1st Qtr.	259	17.8	540	6.87	.23	3.05

2002	$225	$17.6	$ 868	7.84%	.52%	5.33%
2001	114	12.0	(584)	10.56	(.78)	(6.08)
2000	47	9.6	(980)	20.26	(3.60)	(10.06)
1999***	15	10.1	(589)	67.80	-	-

    *Quarterly net income and returns are annualized.
  **Holding company formed.
***Bank opened in November 1999.

Source: SNL Financial, Charlottesville, Virginia.

Table 3

Great Lakes
Balance Sheet Growth

	Loans	Securities	Deposits	Borrowings
	(In millions)

2003
3rd Qtr.	$199	$127	$306	$19
2nd Qtr.	183	93	275	-
1st Qtr.	168	79	240	-

2002	$144	$70	$197	$9
2001	70	37	102	-
2000	14	19	37	-
1999	-	5	4	-

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 4

Great Lakes
Loan and Deposit Mix Comparison*

	Assets
	Deposits
			CDs
	Nonint.	Other	Cons-
	Bearing	Trans**	umer	Jumbo	Total

2003
3rd Qtr.	3%	69%	8%	9%	89%
2nd Qtr.	3	70	10	11	94
1st Qtr.	4	64	13	12	93

2002	3%	62%	14%	9%	88%
2001	5	38	34	12	89
2000	4	34	28	13	79
1999	1	12	2	9	24

	Loans
	Res	Comm.
	Mtg.	RE	Comm.	Consumer	Total

2003
3rd Qtr.	45%	5%	3%	5%	58%
2nd Qtr.	49	5	3	5	62
1st Qtr.	51	6	3	5	65

2002	50%	6%	6%	2%	64%
2001	49	5	7	1	62
2000	19	3	7	-	29
1999	-	-	-	-	-

  *At Bank level.
**Includes other savings and money market accounts.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 5

Great Lakes
Revenue and Income Growth*

	Net Int.	Nonint.			Net Oper.
	Income	Income	Revenue	Overhead	Income
	(In thousands)

2003**
3rd Qtr.	$8,308	$508	$8,816	$6,592	$2,224
2nd Qtr.	6,584	636	7,220	5,356	1,864
1st Qtr.	6,136	336	6,472	5,360	1,112

2002	$4,379	$224	$4,603	$4,113	$ 490
2001	1,597	127	1,724	2,837	(1,113)
2000	761	32	793	2,331	(1,538)
1999	125	-	125	714	(589)

  *At Bank level.
**Quarters are annualized.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 6

Great Lakes
Income and Expense Comparison*

	Percent of Average Assets
	Interest	Interest	Net Int.	Nonint.		Nonint
	Income	Expense	Income	Income	Revenue	Expense

2003
3rd Qtr.	4.59%	1.97%	2.62%	.16%	2.78%	2.08%
2nd Qtr.	4.74	2.34	2.40	.23	2.63	1.96
1st Qtr.	4.95	2.34	2.61	.14	2.75	2.28

2002	5.45%	2.82%	2.63%	.13%	2.76%	2.47%
2001	5.96	3.82	2.14	.17	2.31	3.80
2000	6.08	3.28	2.80	.12	2.92	8.56

	Net Oper.	Security		Pre-tax		Net
	Income	Gains	Provision	Income	Taxes	Income

2003
3rd Qtr.	.70%	.17%	.12%	.75%	.27%	.48%
2nd Qtr.	.67	.49	.12	1.04	.40	.64
1st Qtr.	.47	.03	.12	.38	.15	.23

2002	.29%	.55%	.28%	.56%	.04%	.52%
2001	(1.49)	.66	.45	(1.28)	(.50)	(.78)
2000	(5.64)	-	.34	(5.98)	(2.38)	(3.60)

*At Bank level.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 7

Great Lakes
Capital and Asset Quality Comparison

	Percent of Assets		Reserves/
	Equity	Reserves	NPAs*	Loans

2003
3rd Qtr.	5.27%	.47%	.10%	.82%
2nd Qtr.	6.24	.52	.32	.83
1st Qtr.	6.87	.56	.42	.86

2002	7.84%	.61%	.55%	.96%
2001	10.56	.37	.25	.61
2000	20.26	.19	-	.67
1999	67.80	-	-	-

*Includes loans 90 days past due.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 8

Thrifts Established in 1998, 1999 and 2000*
Ranked By June 30, 2003 Assets

			Date	Number of
Full Name	City, State	Assets	Established	Branches
		(in mill.)

Greater Buffalo Savings Bank	Buffalo, NY	$294	11/09/1999	6
Nittany Bank**	State College, PA	220	10/23/1998	4
Prospect Bank	Columbus, OH	167	08/25/1999	1
Arlington Bank	Upper Arlington, OH	150	03/15/1999	1
First Central Savings Bank	Whitestone, NY	130	04/05/1999	2
Little Bank, Incorporated	Kinston, NC	117	11/09/1998	2
Platinum Community Bank	Rolling Meadows, IL	116	03/01/1999	1
Frontier Bank, FSB	Park City, UT	112	06/08/1998	2
Village Bank & Trust, S.S.B.	Lakeway, TX	107	07/09/1999	1
Home Federal Bank of Hollywood	Hollywood, FL	101	09/08/1998	1
Benefit Bank	Fort Smith, AR	93	11/30/1999	1
Florida Savings Bank	Pinecrest, FL	93	04/26/1999	2
Sunset Bank & Savings	Waukesha, WI	86	08/16/1999	1
Manatee River Community Bank	Palmetto, FL	85	12/07/1998	2
Horizon Bank, FSB	Pembroke Pines, FL	83	07/01/1999	2
San Luis Trust Bank, FSB	San Luis Obispo, CA	82	02/24/1999	1
Unified Banking Company	Lexington, KY	81	11/01/1999	1
1st Service Bank	McLean, VA	73	12/29/2000	1
Bay Net, A Community Bank	Bel Air, MD	72	02/07/2000	2
Key West Bank	Key West, FL	68	02/08/1999	1
Falls Bank	Cuyahoga Falls, OH	68	06/14/1999	1
First Security Trust Bank, FSB	Florence, KY	64	06/14/1999	3
Select Bank	Egg Harbor, NJ	63	11/20/2000	2
Community First Bank	Pikesville, MD	53	05/18/1998	1

Table 8 (Cont'd.)

Thrifts Established in 1998, 1999 and 2000*
Ranked By June 30, 2003 Assets

			Date	Number of
Full Name	City, State	Assets	Established	Branches
		(in mill.)

Capital Savings Bank, S.S.B.	El Paso, TX	$52	10/25/1999	1
Coastal Bank	Merritt Island, FL	48	02/17/1999	1
Province Bank FSB	Marietta, PA	45	09/12/2000	1
Lincoln State Bank, S.B.	Rochelle, IL	39	04/14/1999	1
United Trust Bank	Bridgeview, IL	39	11/24/2000	2
First Capital Bank	Bennettsville, SC	36	09/27/1999	2
GulfStream Community Bank	Port Richey, FL	36	10/11/2000	1
New Republic Savings Bank, FSB	Rocky Mount, NC	28	12/15/1998	2
Fort Lee Federal Savings Bank, FSB	Fort Lee, NJ	27	12/15/2000	1
Median***		$81

    *Excludes thrifts established that were part of a larger organization, specialty thrifts and thrifts with large mortgage operations.
  **OTC bulletin board.
***Excludes Greater Buffalo.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 9

Thrifts Established in 1998, 1999 and 2000*

					Net Int.
			Loans/	Adj. Net	Income/
Short Name	Assets	Loans	Assets	Income*	Avg. Assets
	(In millions)			(in thous.)

Greater Buffalo	$294	$183	62%	$ 342	2.50%
Nittany	220	155	70	688	2.77
Prospect	167	150	90	754	3.65
Arlington	150	132	88	1,443	4.22
First Central	130	106	82	844	4.48
Little	117	98	84	362	3.54
Platinum	116	59	50	(1,772)	2.10
Frontier	112	83	74	366	4.93
Village	107	80	75	571	3.97
Home	101	88	87	795	3.85
Benefit	93	84	91	328	3.82
Florida	93	58	63	30	2.60
Sunset	86	66	76	364	4.05
Manatee River	85	67	78	156	2.75
Horizon	83	69	83	(120)	2.96
San Luis	82	73	90	823	6.29
Unified	81	60	74	83	2.83
1st Service	73	63	87	(434)	3.07
Bay Net	72	25	35	13	1.91
Key West	68	65	96	425	3.87
Falls	68	58	85	272	2.89
First Security	64	40	62	36	2.63
Select	63	36	57	74	3.02
Community First	53	41	78	155	3.20

Table 9 (Cont'd.)

Thrifts Established in 1998, 1999 and 2000*

					Net Int.
			Loans/	Adj. Net	Income/
Short Name	Assets	Loans	Assets	Income*	Avg. Assets
	(In millions)			(in thous.)

Capital	$ 52	$ 36	70%	$ 72	4.44%
Coastal	48	34	70	197	3.41
Province	45	18	39	(268)	1.84
Lincoln State	39	32	82	129	3.38
United Trust	39	25	64	(262)	2.18
First Capital	36	33	92	112	4.58
GulfStream	36	25	70	48	3.13
New Republic	28	24	88	307	5.74
Fort Lee	27	16	60	43	2.88
Median**	$ 81	$ 59	76%	$ 155	3.29%

  *June 30, 2003 or the six months ended June 30, 2003 annualized and adjusted to remove security gains and impose a tax rate of 35% if net income was untaxed.
**Excludes Greater Buffalo.

Source: SNL Financial, Charlottesville, Virginia.

Table 10

Thrifts Established in 1998, 1999 and 2000*

			Percent
			of Orig.
			Reported	Demand	Loans 90+	Number
		Retained	Capital	Deposits/	Days PD/	of
Short Name	Capital	Earnings	Gained/(Lost)	Assets	Loans	Employees

Greater Buffalo	$18.3	$ (910)	(5)%	3.27%	.02%	77
Nittany	13.7	1,382	11	4.09	-	40
Prospect	12.2	703	6	11.96	-	33
Arlington	12.3	5,461	80	3.93	-	27
First Central	10.0	1,998	25	9.60	.17	30
Little	15.2	1,165	8	9.53	-	31
Platinum	10.5	(4,288)	(29)	3.47	-	54
Frontier	7.6	280	4	23.90	.08	36
Village	10.8	2,158	25	11.08	-	32
Home	8.4	2,757	49	5.00	1.36	16
Benefit	8.5	535	7	9.89	.45	38
Florida	7.8	(789)	(9)	12.31	.35	32
Sunset	7.5	(273)	(4)	12.89	-	26
Manatee River	6.3	408	7	7.88	.01	27
Horizon	5.8	(1,719)	(23)	4.62	.16	36
San Luis	7.6	2,039	37	7.80	-	17
Unified	7.1	(982)	(12)	9.44	-	23
1st Service	7.6	(1,015)	(12)	12.41	-	38
Bay Net	4.8	(906)	(16)	5.24	-	14
Key West	6.6	1,008	18	10.15	-	17
Falls	7.3	227	3	2.79	-	18
First Security	8.3	(1,459)	(15)	7.31	-	16
Select	6.4	(821)	(11)	7.22	-	20
Community First	5.9	1,173	25	3.78	-	13

Table 10 (Cont'd.)

Thrifts Established in 1998, 1999 and 2000*

			Percent
			of Orig.
			Reported	Demand	Loans 90+	Number
		Retained	Capital	Deposits/	Days PD/	of
Short Name	Capital	Earnings	Gained/(Lost)	Assets	Loans	Employees

Capital	$ 4.2	$ (650)	(13)%	14.19%	-	23
Coastal	4.0	453	13	9.39	-	16
Province	11.9	(761)	(6)	11.61	.09%	18
Lincoln State	2.7	(499)	(16)	18.10	.94	24
United Trust	4.0	(5,852)	(59)	11.11	.02	17
First Capital	3.6	(1,134)	(24)	4.30	-	15
GulfStream	4.3	(735)	(15)	9.96	-	13
New Republic	3.5	549	18.45		.55	13
Fort Lee	4.0	(224)	(5)	3.09	8.23	5
Median**	$ 7.4	$ 2	-	9.42%	-	23

  *June 30, 2003.
**Excludes Greater Buffalo.

Source: SNL Financial, Charlottesville, Virginia.

Table 11

Comparable National Exchange Traded Thrifts*
Description
Full Name	Assets**	City, State	Ticker	Exchange
	(in mill.)

Access Anytime Bancorp, Inc.	$205	Albuquerque, NM	AABC	NASDAQ
Advance Financial Bancorp	322	Wellsburg, WV	AFBC	NASDAQ
Broadway Financial Corporation	216	Los Angeles, CA	BYFC	NASDAQ
Central Bancorp, Inc.	478	Somerville, MA	CEBK	NASDAQ
Citizens First Financial Corp.	347	Bloomington, IL	CFSB	NASDAQ
Community Financial Corporation	307	Staunton, VA	CFFC	NASDAQ
DutchFork Bancshares, Inc.	213	Newberry, SC	DFBS	NASDAQ
Federal Trust Corporation	434	Sanford, FL	FDT	AMEX
FFW Corporation	243	Wabash, IN	FFWC	NASDAQ
First BancTrust Corporation	217	Paris, IL	FBTC	NASDAQ
First Federal Bancorp, Inc.	235	Zanesville, OH	FFBZ	NASDAQ
First Federal Bancshares, Inc.	337	Colchester, IL	FFBI	NASDAQ
First Franklin Corporation	278	Cincinnati, OH	FFHS	NASDAQ
First SecurityFed Financial, Inc.	477	Chicago, IL	FSFF	NASDAQ
GFSB Bancorp, Inc.	230	Gallup, NM	GUPB	NASDAQ
Hemlock Federal Financial Corp.	325	Oak Forest, IL	HMLK	NASDAQ
Hingham Institution for Savings***	476	Hingham, MA	HIFS	NASDAQ
HopFed Bancorp, Inc.	491	Hopkinsville, KY	HFBC	NASDAQ
Jefferson Bancshares, Inc.	364	Morristown, TN	JFBI	NASDAQ
Laurel Capital Group, Inc.	323	Allison Park, PA	LARL	NASDAQ
LSB Financial Corp.	311	Lafayette, IN	LSBI	NASDAQ
Mystic Financial, Inc.***	438	Medford, MA	MYST	NASDAQ
Northeast Indiana Bancorp, Inc.***	221	Huntington, IN	NEIB	NASDAQ

Table 11 (Cont'd.)

Comparable National Exchange Traded Thrifts* (Cont'd.)
Description

Full Name	Assets**	City, State	Ticker	Exchange
	(in mill.)

Park Bancorp, Inc.	$272	Chicago, IL	PFED	NASDAQ
River Valley Bancorp	239	Madison, IN	RIVR	NASDAQ
South Street Financial Corp.	214	Albemarle, NC	SSFC	NASDAQ
Southern Missouri Bancorp, Inc.	279	Poplar Bluff, MO	SMBC	NASDAQ
Union Community Bancorp***	268	Crawfordsville, IN	UCBC	NASDAQ
Western Ohio Financial Corporation	356	Springfield, OH	WOFC	NASDAQ
WVS Financial Corp.***	389	Pittsburgh, PA	WVFC	NASDAQ
Median	$307

Greater Buffalo	$344	Buffalo, NY	-	-

      *Thrifts that trade on a public exchange with assets between $200 and $500 million with noninterest income less than 2% of average assets, less than 10 offices and less than 100 employees. Also, excludes unprofitable thrifts, MHCs and those thrifts with uneven or unusual performance.
   **June 30, 2003.
***September 30, 2003.

Source: SNL Financial, Charlottesville, Virginia.

Table 12

Comparable National Exchange Traded Thrifts
Financial Performance*

	Percent of Assets or Average Assets				Return
				Net	on Avg.
Short Name	Assets	Equity	NPAs**	Income	Equity
	(in mill.)

Access Anytime	$205	7.17%	.80%	.74%	10.06%
Advance	322	6.24	1.21	.72	9.86
Broadway	216	8.22	.04	.67	8.31
Central	478	8.74	-	1.08	12.69
Citizens First	347	9.42	1.72	.83	9.09
Community	307	8.92	.59	1.33	14.77
DutchFork	213	14.69	.43	1.53	11.47
Federal Trust	434	6.06	1.66	.64	10.40
FFW	243	9.74	1.13	1.00	10.08
First BancTrust	217	12.30	.94	.91	7.33
First Federal (Illinois)	337	14.36	.59	.88	5.89
First Federal (Ohio)	235	9.23	.22	.77	8.06
First Franklin	278	8.65	.70	.54	6.40
First SecurityFed	477	16.71	.45	1.69	10.22
GFSB	230	7.72	1.10	.78	9.83
Hemlock	325	6.70	.08	.54	7.99
Hingham Institution***	476	8.47	.07*	1.16	13.14
HopFed	491	9.67	.14	.65	6.37
Jefferson	364	10.07	.82	1.32	10.24
Laurel Capital	323	8.58	.30	.89	9.32
LSB	311	8.52	1.77	.90	10.80
Mystic***	438	5.99	.05	.41	6.88
Northeast Indiana***	221	12.25	1.56*	.91	7.56

Table 12 (Cont'd.)

Comparable National Exchange Traded Thrifts
Financial Performance*

	Percent of Assets or Average Assets				Return
				Net	on Avg.
Short Name	Assets	Equity	NPAs**	Income	Equity
	(in mill.)

Park	$272	11.02%	.25%	.67%	5.96%
River Valley	239	9.07	1.07	1.10	12.04
South Street	214	11.77	1.03	.68	5.97
Southern Missouri	279	8.98	.11	1.00	11.08
Union Community***	268	13.20	1.26*	.90	6.84
Western Ohio	356	12.13	.46	.71	5.67
WVS***	389	7.81	1.63*	.37	4.62
Median	$307	8.98%	.59%	.83%	9.09%

Greater Buffalo***	$344	5.27%	.10%	.47%	8.24%

    *June 30,2003 or the six months ended June 30, 2003 annualized.
  **Includes loans 90 days or more past due.
***September 30, 2003 or the nine months ended September 30, 2003 annualized.

Source: SNL Financial, Charlottesville, Virginia.

Table 13

Comparable National Exchange Traded Thrifts
Stock Performance*

		Price		Shares
	Stock	Times	Percent	Traded
Short Name	Price	Earnings	of Book	Daily**

Access Anytime***	$13.49	12.3X	120%	4,728
Advance	26.83	13.5****	124	912
Broadway***	14.00	19.2	157	2,351
Central***	34.78	14.0****	136	5,273
Citizens First***	24.55	16.0****	111	1,799
Community	18.18	12.4	137	1,830
DutchFork	40.24	13.7	146	1,164
Federal Trust	7.80	20.5	195	4,124
FFW***	22.60	12.8	128	1,256
First BancTrust	23.60	14.8	113	1,743
First Federal (Illinois)***	34.19	23.6	145	6,223
First Federal (Ohio)	9.72	18.0****	150	2,304
First Franklin***	17.50	18.6****	121	1,591
First SecurityFed	29.80	13.6	135	3,490
GFSB	18.70	12.8	121	218
Hemlock	29.87	15.4	125	360
Hingham Institution***	41.08	12.3****	212	961
HopFed	17.74	17.4	136	1,769
Laurel Capital	21.00	16.4	143	723
LSB***	27.40	12.7	134	909
Mystic***	26.00	22.8	142	2,643
Northeast Indiana***	19.90	14.3	108	1,429

Table 13 (Cont'd.)

Comparable National Exchange Traded Thrifts
Stock Performance*

		Price		Shares
	Stock	Times	Percent	Traded
Short Name	Price	Earnings	of Book	Daily**

Park***	$28.71	15.9X	105%	1,769
River Valley	42.00	13.4	158	1,126
South Street	10.15	17.5	124	1,154
Southern Missouri	14.49	12.6	132	3,604
Union Community***	17.20	14.5	102	5,561
Western Ohio	31.10	21.7	129	2,127
WVS***	17.50	14.5	148	1,135
Median		14.5X	134%	1,769

       *Stock price as of November 4, 2003 and financial data as of June 30, 2003 or the twelve months ended June 30, 2003.
     **For the past year.
   ***Stock price as of November 4, 2003 and financial data as of September 30,
         2003 or the twelve months ended September 30, 2003.
****Adjusted to remove unusual quarters.

Source: SNL Financial, Charlottesville, Virginia.

Table 14

Comparable Over-the-Counter Traded Thrifts*
Description
Full Name	Assets**	City, State	Ticker	Exchange
	(in mill.)

Alaska Pacific Bancshares Inc.	$159	Juneau, AK	AKPB	OTC BB
BankPlus, FSB	302	Morton, IL	BPLS	OTC BB
East Texas Financial Services, Inc.	219	Tyler, TX	ETFS	OTC BB
First Independence Corporation	158	Independence, KS	FFSL	Pink Sheet
HFS Bank, FSB	230	Hobart, IN	HFSK	Pink Sheet
KS Bancorp, Inc.	191	Kenly, NC	KSAV	OTC BB
Midland Capital Holdings Corporation	160	Bridgeview, IL	MCPH	OTC BB
Nittany Financial Corp.	239	State College, PA	NTNY	OTC BB
Northern Savings & Loan Company	324	Elyria, OH	NLVS	OTC BB
Peoples Ohio Financial Corp.	207	Troy, OH	POHF	OTC BB
Perpetual Federal Savings Bank	304	Urbana, OH	PFOH	OTC BB
Median	$219

Greater Buffalo	$344***	Buffalo, NY	-	-

      *Thrifts that trade over-the-counter with assets between $150 and $500 million with noninterest income less than 2% of average assets, less than 10 offices and less than 100 employees. Also, excludes unprofitable thrifts and MHCs and those thrifts with uneven or unusual performance.
   **June 30, 2003.
***September 30, 2003.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 15

Comparable Over-the-Counter Traded Thrifts
Financial Performance*

	Percent of Assets or Average Assets				Return
				Net	on Avg.
Short Name	Assets	Equity	NPAs**	Income	Equity
	(in mill.)

Alaska Pacific	$159	9.40%	1.11%	.25%	2.56%
BankPlus	302	6.68	.50	.49	7.43
East Texas	219	9.17	.68	.60	6.60
First Independence	158	9.57	1.08	.88	9.39
HFS	230	8.42	.95	.80	9.61
KS	191	9.49	1.68	.89	9.61
Midland Capital	160	6.91	.30	.44	6.41
Nittany	239	5.84	.08	.70	12.28
Northern	324	12.74	.13	.51	3.99
Peoples Ohio	207	11.74	1.63	1.16	10.07
Perpetual	304	16.18	1.77	1.55	9.82
Median	$219	9.40%	.95%	.70%	9.39%

Greater Buffalo***	$344	5.27%	.10%	.47%	8.24%

    *June 30, 2003 or the six months ended June 30, 2003.
  **Includes loans 90 days or more past due.
***September 30, 2003 or the nine months ended September 30, 2003.

Source: SNL Financial, Charlottesville, Virginia.

Table 16

Comparable Over-the-Counter Traded Thrifts
Stock Performance*

		Price*		Shares
	Stock	Times	Percent	Traded
Short Name	Price	Earnings	of Book	Daily**

Alaska Pacific	$20.00	17.2X	83%	527
BankPlus	18.50	15.9	120	70
East Texas	13.75	10.6	80	492
First Independence	19.00	12.5	116	301
HFS	13.25	13.4	128	281
KS	22.00	18.5	141	329
Midland Capital	32.00	17.2	108	150
Nittany	23.00	25.3	257	789
Northern	24.00	17.3	136	408
Peoples Ohio	4.20	13.1	128	3,849
Perpetual	23.50	12.7	117	300
		15.9X	120%	329

      *Stock prices as of November 4, 2003 and financial data as of June 30, 2003 or the twelve months ended June 30, 2003.
    **For the past year.
  ***Adjusted to remove unusual quarters.
****Stock price as of November 4, 2003 and financial data as of September 30,
        2003 or the twelve months ended September 30, 2003.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 17

Comparable Low Capital Traded Thrifts*
Description

Full Name	Assets**	City, State	Ticker	Exchange
	(in mill.)

BostonFed Bancorp, Inc.***	$1,635	Burlington, MA	BFD	AMEX
First Midwest Financial, Inc.	775	Storm Lake, IA	CASH	NASDAQ
First Mutual Bancshares, Inc.***	838	Bellevue, WA	FMSB	NASDAQ
FMS Financial Corporation***	1,195	Burlington, NJ	FMCO	NASDAQ
Greater Atlantic Financial Corp.	528	Reston, VA	GAFC	NASDAQ
Harrington West Financial Group, Inc.	864	Solvang, CA	HWFG	NASDAQ
Mystic Financial, Inc.***	438	Medford, MA	MYST	NASDAQ
Nittany Financial Corp.***	239	State College, PA	NTNY	OTC BB
Pacific Premier Bancorp, Inc.***	257	Costa Mesa, CA	PPBI	NASDAQ
Progress Financial Corporation***	1,179	Blue Bell, PA	PFNC	NASDAQ
	$ 806

Greater Buffalo***	$ 344	Buffalo, NY	-	-

    *Thrifts with less than $2 billion in assets and less than 6% equity-to-assets.
  **June 30, 2003 unless otherwise stated.
***September 30, 2003.

Source: SNL Financial, Charlottesville, Virginia.

Table 18

Comparable Low Capital Traded Thrifts
Financial Performance*

	Percent of Assets or Average Assets				Return
				Net	on Avg.
Short Name	Assets	Equity	NPAs**	Income	Equity
	(in mill.)

BostonFed***	$1,635	5.67%	.76%*	.12%	1.96%
First Midwest	775	5.74	.39	.50	7.87
First Mutual***	838	5.84	.05	1.07	18.16
FMS**	1,195	5.08	.39	.46	9.03
Greater Atlantic	528	4.10	.35	.32	7.79
Harrington West	864	5.20	-	.81	15.59
Mystic***	438	5.99	.05	.41	6.88
Nittany***	239	5.84	.08*	.70	12.28
Pacific Premier***	257	4.78	1.55	.73	15.39
Progress***	1,179	5.46	.59*	.75	12.98
	$ 806	5.57%	.37%	.60%	10.66%

Greater Buffalo***	$ 344	5.27%	.10%	.47%	8.24%

     *June 30, 2003 or the six months ended June 30, 2003.
   **Includes loans 90 days or more past due.
***September 30, 2003 or the nine months ended September 30, 2003.

Source: SNL Financial, Charlottesville, Virginia.

Table 19

Comparable Low Capital Traded Thrifts
Stock Performance*

	Price			Shares
	Stock	Times	Percent	Traded
Short Name	Price	Earnings	of Book	Daily**

BostonFed***	$33.12	27.1X****	159%	12,354
First Midwest	23.10	16.9	130	1,382
First Mutual***	22.90	13.6	221	3,666
FMS***	18.00	20.7	192	4,254
Greater Atlantic	7.55	15.7	105	6,708
Harrington West	17.03	11.2****	164	14,660
Mystic***	26.00	22.8	142	2,643
Nittany***	23.00	25.3	257	789
Pacific Premier***	9.23	7.4****	175	11,549
Progress***	30.60	30.6	329	28,185
		18.8X	170%	5,481

      *Stock prices as of October 27, 2003 and financial data as of June 30, 2003 or the twelve months ended June 30, 2003.
    **For the past year.
  ***Stock prices as of October 27, 2003 and financial data as of September 30,
        2003 or the twelve months ended September 30, 2003.
****Adjusted to remove unusual quarters.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 20

Valuation of Great Lakes

	Price
	Times	Percent
	Earnings*	of Book
Comparable Banks
National thrifts	14.5X	134%
OTC thrifts	15.9	120
Low capital thrifts	18.8	170

	Indicated Value Range
	Pricing/Earnings*
	14.5X	Midpoint	16.0X

Fair value range (in millions)	$21.8	$22.9	$24.0
Per share**	10.43	10.93	11.42
Percent of book***	120%	126%	133%

	15% discount
	Low	Midpoint	High

Fair value range (in millions)	$18.5	$19.4	$20.4
Per share**	8.99	9.41	9.84
Percent of book***	102%	107%	113%

    *Net income of $1,500,000.
  **Shares outstanding of 2,077,370 and 188,000 options with a weighted average strike price of $10.00.
***Equity of $18,100,000.